Exhibit 99.1

 Investor Presentation  June 2018

 General: The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2017, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law. Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year. This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.Information Relating to Forward-Looking Statements:This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.   Disclaimer

 Ellomay operates in the energy and infrastructure growing sectors including renewable and clean energy. The Company’s shares are traded on the NYSE American and the Tel Aviv Stock Exchange with a market cap of approximately $91.8 million (as of July 2, 2018) and the Company is controlled by Mr. Shlomo Nehama (Chairman), Mr. Ran Fridrich (CEO) and Mr. Hemi Raphael.  Ellomay owns 17 PV Plants in Italy, Spain and Israel with an aggregate nominal capacity of ~39.5 MWp, ~9.4% of the Dorad Power Plant producing ~ 850MW, 75% of a project to construct the Manara Pumped-Storage facility with capacity of 156 MW, 51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies operating or developing anaerobic digestion plants in the Netherlands with a green gas production capacity of approximately 375 Nm3/h and 475 Nm3/h, respectively, and 100% of Talasol Solar S.L. promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain  Ellomay entered into a strategic agreement with a subsidiary of Ludan Engineering Ltd. in connection with Waste-to-Energy projects in the Netherlands. Since the execution of this Agreement, Ellomay acquired 51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V.. The plant in Goor became operational in November 2017.  Ellomay aims to exploit attractive yield to risk ratios worldwide.   Standard & Poors Maalot ilBBB+/Stable Rating of Debentures.  1  2  3  4    5  Company Overview  (NYSE American; TASE: ELLO)

       Dorad Energy Ltd. (“Dorad”)  PV    Kanir Partnership  Shlomo Nehama  30.7%2  31.7%3  9.4%~  100%  37.6%    Development Projects –Manara Pumped Storage and Talasol  75%  Corporate Structure  The public and others  Shareholders agreement1  16 photovoltaic plants in Italy and Spain, with aggregate installed capacity of ~30.5 MWp, all connected to the national grid and producing aggregate annual revenues of ~13 million euro. A 9 MWp photovoltaic plant in Israel with annual revenues of ~16 million NIS.   Manara Pumped Storage - A project in development process for the construction of a power plant in the Manara Cliff for the production of energy in a pumped storage technology with a capacity of 156 MW. The license issued to the project is subject to a quota as detailed below.Talasol – A project in development process for the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain.  A private power plant in Ashkelon, Israel with capacity of ~ 850 MW, operating on bi-fuel combined cycle gas turbine (CCGT) running on natural gas. (the “Dorad Power Plant”). Representing approximately 6% of Israel's current electricity capacity.  Mr. Shlomo Nehama owns the shares of Ellomay directly and indirectly. A shareholders agreement was signed between Kanir partnership and a company controlled by Shlomo Nehama that holds 33.3% of Ellomay’s shares.Kanir partnership is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael. Kanir’s holdings percentage set forth herein includes holdings by Ran Fridrich and Hemi Raphael (directly and indirectly) of 1.1% and 4.3%, respectively. Includes direct and indirect beneficial holdings of approximately 3.8% by the Mor brothers, who are shareholders of one of Kanir’s limited partners.  Waste-to-Energy  % 51  The Company acquired 51% of the rights in two project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor and 475 Nm3/h, in Oude Tonge, both in the Netherlands. The plant in Goor became operational in November 2017.

 Entrance to Italian PV Market (acquisitions 2010 - 2013)  Acquired indirect equity interest in Dorad Energy Ltd.  Listing in NYSE American  Public Series A Debenture Issuance (il BBB+/Stable, Maalot S&P IL)              2010  2011  2012  2013  2014  2015  Listing in TASE  Entrance to Spanish PV Market  Commencement of Dorad Power Plant’s Commercial Operations (850MW)  Acquisition of 3 PV plants in Spain    2016  Strategic agreement Waste to Energy projects in the NL; Receipt of conditional license for the Manara PSP  Dividend distribution in the aggregate amount of approximately $2.4 million  Milestones    2017  Public Series B Debenture Issuance (il BBB+/Stable, Maalot S&P IL)  Acquisition of a photovoltaic site with fixed technology and a nominal capacity of approximately 9 MWp, connected to the grid and operational since November 2013 in Talmei Yosef, IsraelEntry into an SPA to Acquire a Spanish Company Promoting a 300 MW PV Plant in Talaván, Spain (the "Talasol Project")    In June 2018 a financial power swap was executed in respect of approximately 80% of the expected output of the Talasol Project for a period of 10 years Execution of an EPC Agreement in Connection with Talasol Project in June 2018  2018

 850 MW2  850 Nm3/h1  22.6 MWp  7.9 MWp   9 MWp  Installed Capacity  ~ 9.4%  51%  100%  100%  100%  % Ownership  ~ €29.3M6  ~ €16.8M5  ~ €68.9M5  ~ €19M5  ~ €$32.7M4  Book Value of investment3  20347  ~ 2031  ~ 2031  2040-2041  2033  License/Subsidy Term  1  2  12  4  1  # Facilities  Israel (PV)  Italy (PV)  Israel (CCGT)  Portfolio Summary  Biogas installations under construction of which one installation began commercial operation in November 2017 and the other is in advanced construction stage.The Dorad Power Plant began commercial operation in May 2014.As of March 31, 2018.Cost of intangible asset and receivable from concession project as of March 31, 2018. The acquisition of the PV plant in Israel was finalized in October 2017. The net purchase price was NIS 39 million (approximately €9.5 million) subject to certain adjustments, after which the aggregate consideration amounted to approximately NIS 48.6 million (approximately €11.8 million).Cost of fixed assets.Investment in equity accounted investee – attributed to the investment in Dorad.A 20 year generation license and supply license.  Netherlands (Biogas)  Spain (PV)

 Photovoltaic Operations: Italy, Spain and Israel

 Production of clean energy represents a growing portion of energy production. Today, the majority of the energy supply in the world is still produced using fossil fuels, such as coal, oil and natural gas. The use of these traditional energy sources raises a number of challenges, including price volatility, dependency on import from a limited number of countries as well as environmental concerns. As a result of these and other challengers, governments expand their support of development of alternative energy sources, including solar energy, the fastest growing source of renewable energy.  Many countries, including Italy, Spain and Israel, adopted plans that offered significant incentives targeted at reducing the burden of the cost of the photovoltaic systems in order to promote the use of solar energy and reduce the dependency on other forms of energy.  According to information published online by SolarPower Europe, the new EPIA (European Photovoltaic Industry Association), the solar power market has grown significantly in the past decade. In 2017, 6.03 GW of photovoltaic systems were installed in EU member states (compared to 5.69 GW during the same period in 2016, mainly due to the Dutch and French governmental support).   The PV Market  Source : www.solarpowereurope.org

 Project name  Installed Capacity (kWp)  Acquisition Year  Acquisition Cost per MWp (in millions)  Connection Date1  Technology  Region  FiT1 Eurocent/KWh  Del Bianco  734  2010  €2.9  04/2011  Fix  Marche  32.15  Costantini  734  2010  €2.9  04/2011  Fix  Marche  32.15  Giacchè  730  2010  €3.8  04/2011  Trackers  Marche  32.15  Massaccesi  749  2010  €3.8  04/2011  Trackers  Marche  32.15  Troia 8  996  2010  €3.5  01/2011  Fix  Puglia  31.80  Troia 9  996  2010  €3.5  01/2011  Fix  Puglia  31.80  Galatina  999  2011  €3.9  05/2011  Fix  Puglia  31.80  Pedale  2,994  2011  €3.95  05/2011  Trackers  Puglia  26.59  D’angella  931  2011  €3.25  06/2011  Fix  Puglia  26.77  Acquafresca  948  2011  €3.25  06/2011  Fix  Puglia  26.77  Soleco  5,924  2013  €2.0  08/2011  Fix  Veneto  21.89  Tecnoenergy  5,900  2013  €2.0  08/2011  Fix  Veneto  21.89  PV Plants in Italy   All plants are connected to the national grid and are entitled to a remuneration period of 20 years from connection to the grid. In addition to the FiT payments, the plants are entitled to sell the electricity in the SPOT price (an average of approximately 5 Eurocents/KWh for the year ended December 31, 2017 and for Q1 2018).

 Project name  Installed Capacity(kWp)  Acquisition Year  Acquisition Cost per MWp (in millions)  Connection Date1  Technology  Location  Expected annual revenues (€ thousand)  Rodríguez I  1,675  2014  €1.55  11/2011  Fix  Murcia  ~ 600  Rodríguez II  2,690  2014  €1.78  11/2011  Fix  Murcia  ~ 980  Fuente Librilla  1,248  2014  €1.68  06/2011  Fix  Murcia  ~ 480  Rinconada II   2,275  2012  €2.40  07/2010  Fix  Cordoba   ~ 800  Remuneration period – 30 years.   PV Plants in Spain

 PV Plant in Israel  We acquired the shares of an Israeli company that indirectly owns a photovoltaic plant in Israel with fixed technology and a nominal capacity of ~9MWp, that was connected to the Israeli grid in November 2013. The net purchase price was NIS 39 million (approximately €9.5 million) subject to certain adjustments, after which the aggregate consideration amounted to approximately NIS 48.6 million (approximately €11.8 million).The Israeli project company entered into a long-term (20 years) standard power purchase agreement with the Israel Electric Company (IEC), to which it provides all of the energy produced by the Israeli PV Plant. The electricity tariff paid by the IEC is guaranteed for a period of 20 years and is updated once a year based on changes to the Israeli Consumer Price Index. Expected annual payments from the IEC in connection with the PV Plant will be approximately NIS 16 million (approximately €3.9 million).

 Dorad Power Plant, Ashkelon, Israel

 The Dorad Power Plant is one of the largest private power plants in Israel, with installed capacity of approximately 850 MW.  The plant is a CCGT bi-fuel plant and powered by natural gas. The Dorad Power Plant is comprised of twelve natural gas turbines, and two steam turbines.  Ellomay indirectly holds approximately 9.4% interest in Dorad.  The cost of the project was approximately €1.1 billion. The project has secured one of the largest project finance facilities in Israel of over €0.9 billion. The financing facility was led by Israel's largest banks and institutional investors.  Electricity is sold directly to end-users and to the national distribution network at competitive rates. The power plant, which was declared a national infrastructure project by the Israeli Prime Minister, was commercially operated and began producing electricity in full capacity in May 2014.  850  12  1.1B  2014

   Q1 2018  Q1 2017  2017  Revenues  685  675  2,523  Gross profit from operating the power plant  123  114  364  Operating profit   117  110  345  Net income  63  38  79  EBITDA1  170  160  554  Finance expenses, net  (36)  (60)  (242)  Net increase in cash and cash equivalents for the period, including effect of exchange rate fluctuations  17  97  103  Dorad Power PlantKey P&L and Statement of Cash Flows Figures (NIS millions)  (1) See below for a reconciliation of Net Income to EBITDA.

 Waste-to-Energy Projects  Biomethane injection  Biogas plant  Electricity  Heat  Biomethane treatment  Organic matter  Fertilizers  Biogas:  the combustible product of the anaerobic digestion of different biomass substrates including manure, agro-residues and organic waste.  Green gas:(bio-methane)  is defined as methane produced from biogas with properties close to natural gas that is injected into the natural gas grid.

 The Potential of the Dutch Biogas Market  The Netherlands produces over 76 million tons of manure per year (source CBS, 2013).Approximately 10% of the market has to be processed due to stringent regulatory requirements (“overmest”). Maximum biogas potential is expected to triple between 2020 to 2030 and market demand for Green Gas Certificates is expected to increase.  The Netherlands is far from reaching the target determined by the European Union of 14% renewable energy out of all energy sources (by the year 2020).  The Potential of theDutch Biogas Market

 Strategic Collaboration with Ludan  Pursuant to the agreement with Ludan, subject to the fulfillment of certain conditions (including the financial closing of each project and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities and applicable licenses), the Company will acquire at least 51% of each project company and Ludan will own the remaining 49% (each project that meets the conditions is referred to as an "Approved Project"). The expected overall cost of the projects is approximately Euro 200 million (including project financing).Each Approved Project is expected to receive a guaranteed payment (subsidy) from the Dutch authorities for the energy it generates for a period of approximately twelve years.  Renewable energy accounts only for ~6% of NL energy sources

 Waste-to-Energy (Biogas) Projects  In 2016, the Company acquired 51% of the rights in a project company, in Groen Gas Goor B.V developing an anaerobic digestion (AD) plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands, and the land on which the plant is constructed. The plant in Goor began commercial operations in November 2017.In April 2017, the Company acquired 51% of the outstanding shares of the project company, Groen Gas Oude-Tonge B.V., which is in the process of developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude Tonge, the Netherlands.

 Expected Projects

 SPA to Acquire a Spanish Company Promoting a 300 MW PV Plant in Spain   The company entered into a share purchase agreement (the “SPA”), pursuant to which it acquired 100% of the share capital of a Spanish company, Talasol Solar S.L. (“Talasol”), which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (the “Talasol Project”). The SPA provides that the purchase price for Talasol's shares is euro 10 million to be deposited in escrow, payment of which is subject to the non-occurrence of customary conditions subsequent in these type of transactions.Based on current technical analysis of the design provided by the EPC contractor of the Talasol Project, the P50 expected production of the Talasol Project is approximately 545 GWh per annum. It is expected that the Talasol Project's CAPEX will amount to approximately euro 200-230 million, including development costs of approximately euro 20 million and interest of approximately euro 7 million. Based on the current technical analysis, a price projection analysis and the expected hedging effect of the PPA, the Talasol Project's revenues are currently expected to be in the range of EUR 20-25 million per annum. The expected operation expenses are euro 6 million per annum, thus the net operation income, revenues net of operation expenses, is expected to be euro 14-19 million.During June 2018 Talasol entered into an engineering, procurement & construction agreement (the "EPC Agreement") with METKA EGN Limited ("METKA EGN"). The EPC Agreement provides a fixed and lump-sum amount of euro 192.5 million for the complete execution and performance of the works defined in the EPC Agreement. The works include the engineering, procurement and construction of the Talasol Project and the ancillary facilities for injecting power into the grid, including a 400 kV step-up substation, the high voltage interconnection line to the point of connection to the grid and performance of two years of O&M services. METKA EGN is expected to complete the works under the EPC Agreement within a period of 16 months.In June 2018 Talasol executed a financial power swap in respect of approximately 80% of the output of a prospective photovoltaic plant for a period of 10 years (the "PPA"). The PPA was executed with a leading international energy company with a solid investment grade credit rating and a pan-European asset base, which is active in more than 40 countries and has a proven track record in financial hedges. The power produced by the Talasol Project is expected to be sold in the open market for the then current market power price and the PPA hedges the risks associated with fluctuating electricity market prices by allowing Talasol to secure a stable income for the power production included under the PPA.

 Pumped-Storage Development Project Manara Cliff, Israel

 Hydro-electric storage system comprised of two water reservoirs (upper and lower), connected through an underground water pressure pipe. Energy is stored by pumping water from lower to upper reservoir and generated by releasing the water back.  Sustainable technology – working for over 100 years.  This technology is an important tool for managing and controlling the national grid and improving its operations. The plants operate using the available capacity and energy method around the world, allowing quick response time (90 sec) and used by the grid dispatcher for utilizing the operational advantages to balance immediate demand and supply related services.  Pumped storage is the most efficient method (known today) for storing electricity in large capacities.  Pumped-storage project:The solution in a nutshell

   156 MW 2  Ellomay Pumped Storage (2014) Ltd.   Ellomay Capital Ltd. – 75% 1Sheva Mizrakot Ltd. – 25%  Capacity  Shareholders  Company  Pumped-Storage Project  Indirectly owned through the project company.In August 2016, Ellomay PS received a conditional license for a pumped storage plant with a capacity of 340 MW, after the initial development stage, including receiving a feasibility survey from IEC, was finalized. On December 4, 2017, the Israeli Public Utilities Authority – Electricity announced the reduction of the conditional license from 340 MW to 156 MW. The financial closing of the Manara Project is subject to the availability of a quota for pumped storage plants and the general quota set forth by the Israeli Electricity Authority for pumped-storage projects in Israel is currently set at 800 MW, while conditional licenses issued are in excess of such quota.

 Financial Results

    December 31, 2017  % Of BS  March 31, 2017  % Of BS  March 31, 2018  % Of BS  Cash and cash equivalent, marketable securities  26,124  13%  57,986  32%  28,031  13%  Financial Debt*  106,515  54%  90,531  50%  103,248  54%  Financial Debt, net*  80,391  41%  32,545  18%  75,217  41%  Property, plant and equipment net (mainly in connection with PV Operations)  78,837  40%  73,541  41%  79,225  40%  Investment in Dorad   30,821  16%  32,581  18%  29,316  16%  CAP*  184,015  93%  173,880  96%  178,871  93%  Total equity  77,500  39%  83,349  46%  75,623  39%  Total assets  198,088  100%  181,131  100%  196,681  100%  Key Balance Sheet Figures (€ thousands)   *See Appendix A for calculations

 Key Financial Ratios    December 31, 2017  March 31, 2017  March 31, 2018  Financial Debt to CAP (A/D)  58%  52%  58%  Financial Debt, net to CAP (B/D)  44%  19%  42%  Financial Debt to Total equity (A/C)  137%  109%  137%  Financial Debt, net to Total equity (B/C)  104%  39%  99%  Strong Balance Sheet, Sufficient Liquidity  See Appendix A for calculations

   (€ millions)  Key Income and P&L Figures  See below for a reconciliation of net income (loss) to EBITDA

 EBITDA   EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s and Dorad’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s or Dorad’s commitments, including capital expenditures, and restricted cash, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s and Dorad’s EBITDA may not be indicative of the historic operating results nor is it meant to be predictive of potential future results.   Ellomay Capital - Reconciliation of Net income (loss) to EBITDA (in € thousands)     For the year ended  For the year ended  For the year ended  For the year ended  For the year ended  For the three months ended   For the three months ended      December 31, 2013  December 31, 2014  December 31, 2015  December 31, 2016  December 31, 2017  March 31, 2017  March 31, 2018  Net income (loss) for the period  7,323  4,886  8,110  (632)  (6,641)  (1,679)  (409)  Financing expenses (income), net  1,781  2,712  (2,076)  2,434  9,228  2,015  358  Taxes on income (tax benefit)  178  119  (1,739)  569  372  116  11  Depreciation  2,919  4,110  4,428  4,411  4,518  1,097  1,358   EBITDA  12,201  11,827  6,708  6,782  7,477  1,549  1,318   Dorad - Reconciliation of Net income to EBITDA (in NIS millions)     For the year ended  For the three months ended   For the three months ended      December 31, 2017  March 31, 2017  March 31, 2018  Net income for the period  79  38  63  Financing expenses, net  242  60  36  Taxes on income  24  11  19  Depreciation and amortization  209  51  52   EBITDA  554  160  170  Use of NON-IFRS Financial Measures

   1  2  3  4  Summary  Diversified and growing base of cash flow generating assets.  The Company is characterized by relatively low leverage and revenues based on regulatory tariffs.  The Company aims to exploit attractive yield to risk ratios worldwide.   Seasoned management team, with extensive sector knowledge and access to attractive opportunities.

 www.ellomay.com  Investor RelationsChen LivneGK Investor relations Direct: +972 (0)3-6074717Email: chen@gk-biz.com www.gk-biz.com   CompanyKalia WeintraubChief Financial OfficerEllomay Capital LTD.9 Rothschild Blvd., Tel AvivDirect: +972-3-7971111Email: kaliaw@ellomay.com  Thank you!

 Appendix A – Leverage Ratios     As of December 31,  As of March 31,  As of March 31,     2017  2017  2018  Current liabilities        Loans and borrowings   € (3,103)   € (1,105)   € (3,172)  Debentures   € (4,644)   € (5,033)   € (4,460)  Non-current liabilities           Finance lease obligations   € (3,690)   € (3,938)   € (3,690)  Long-term loans   € (42,091)   € (18,970)   € (41,138)  Debentures   € (52,987)   € (61,485)   € (50,873)  Financial Debt (A)   € (106,515)   € (90,531)   € (103,248)  Less:           Cash and cash equivalents   € 23,962    € 55,102    € 25,969   Marketable Securities   € 2,162    € 2,884    € 2,062   Short-term deposits   € -    € -    € -   Financial Debt, net (B)   € (80,391)   € (32,545)   € (75,217)             Total equity (C)   € (77,500)   € (83,349)   € (75,623)  Financial Debt (A)   € (106,515)   € (90,531)   € (103,248)  CAP (D)   € (184,015)   € (173,880)   € (178,871)             Financial Debt to CAP (A/D)  58%  52%  58%  Financial Debt, net to CAP (B/D)  44%  19%  42%  Financial Debt to Total equity (A/C)  137%  109%  137%  Financial Debt, net to Total equity (B/C)  104%  39%  99%  The Company defines Financial Debt as loans and borrowings plus debentures (current liabilities) plus finance lease obligations plus long-term bank loans plus debentures (non-current liabilities), Financial Debt, Net as Financial Debt minus cash and cash equivalent minus investments held for trading minus short-term deposits and CAP as equity plus Financial Debt. The Company presents these measures in order to enhance the understanding of the Company’s leverage ratios and borrowings. While the Company considers these measures to be an important measure of leverage, these measures should not be considered in isolation or as a substitute for long-term borrowings or other balance sheet data prepared in accordance with IFRS as a measure of leverage. Not all companies calculate these measures in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies.   Use of NON-IFRS Financial Measures  Calculation of Leverage Ratios (in € thousands)